Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Financial Statements and Supplementary Schedules
December 31, 2022
(With Report of Independent Registered Public Accounting Firm Thereon)

TABLE OF CONTENTS

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-69744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Owl Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Prashir Shivdasani	212-651-4789	prashir.shivdasani@blueowl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Derek O'Leary, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Owl Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIANNA MCCORMACK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MC6439075
Qualified in New York County
Commission Expires August 22, 2026

Notary Public

Signature:

Title:
CHIEF EXECUTIVE OFFIDER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the CEO
Blue Owl Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blue Owl Securities LLC (the Company) as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 24, 2023

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Statement of Financial Condition
As of December 31, 2022

Assets		
Cash	$	25,533,446
Dealer manager fee receivable		1,805,358
Other assets		1,223,419
Total Assets	**$**	**28,562,223**
Liabilities		
Accrued compensation	$	16,279,014
Accrued trail commissions		4,625,382
Due to related parties		1,536,986
Accounts payable, accrued expenses and other liabilities		1,298,325
Total Liabilities		**23,739,707**
Commitments and contingencies (Note 4)		—
Member's Equity		**4,822,516**
Total Liabilities and Member's Equity	**$**	**28,562,223**

Confidential. The accompanying notes are an integral part of these financial statements.


Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Statement of Operations
For the Year Ended December 31, 2022


Revenues		
Dealer manager fee revenue	$	41,701,491
Service fee revenue		66,469,749
Total Revenues	**$**	**108,171,240**
Expenses		
Compensation and benefits	$	53,555,495
Distribution costs		41,461,828
General and administrative		7,001,556
Travel and entertainment		3,756,784
Professional fees		1,603,716
Occupancy		791,861
Total Expenses	**$**	**108,171,240**
Net Income	**$**	**—**

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Member's Equity at January 1, 2022	$	4,822,516
Net income		—
Member's Equity at December 31, 2022	$	4,822,516

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows From Operating Activities		
Net income	$	—
Adjustments to reconcile net income to net cash from operating activities		
Changes in operating assets and liabilities:		
Dealer manager fee receivable		(1,360,590)
Other assets		(640,688)
Accrued compensation		5,191,972
Accrued trail commissions		857,596
Due to related parties		4,207,533
Accounts payable, accrued expenses and other liabilities		530,971
Net Cash Provided by Operating Activities		**8,786,794**
Net increase in cash		8,786,794
Cash, beginning of year		16,746,652
Cash, end of year	**$**	**25,533,446**

Confidential. The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION

Blue Owl Securities LLC (the "Company") is a limited liability company established in the state of Delaware on December 17, 2015. On January 5, 2017 the Company became a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of Owl Rock Capital Group LLC ("Owl Rock Capital Group"), which together with affiliates, consolidates into Blue Owl Capital Inc., a global asset manager established in the state of Delaware ("Blue Owl"). The Company provides distribution services to certain affiliates of the Company as an agent for investment advisors affiliated with the Company ("Investment Advisors" or individually "Investment Advisor") and the products to which they manage ("Blue Owl Products").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars ("U.S. dollars").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material to the financial statements.

Cash

Cash and cash equivalents of the Company include demand deposit accounts. The Company considers highly-rated liquid investments that have an original maturity of three months or less from the date of purchase to be cash equivalents.

Dealer Manager Fee Receivable

Dealer manager fee receivable include receivables from Investment Advisors and Blue Owl Products for distribution services provided.

Other Assets

Other assets include prepaid expenses.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Notes to Financial Statements
For the Year ended December 31, 2022

Revenue Recognition

Revenues are generated when providing distribution, marketing, and shareholder services to Blue Owl Products. The Company recognizes revenue at the time of transfer of promised goods or services to Blue Owl Products in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is based on a contract with a determinable transaction price and distinct performance obligations with probable collectability. Revenues cannot be recognized until any performance obligations are satisfied and control is transferred to the customer.

As the Company provides Blue Owl Products with distribution, marketing, and shareholder services as a combined single performance obligation on an ongoing basis. Blue Owl Products receive the benefits of those services as the Company performs them and simultaneously consumes those benefits as received. Therefore, the Company satisfies the performance obligation over time. As a result, for each financial reporting period, the entire transaction price allocated to the single performance obligation is recognized in revenue.

Compensation and Benefits

Compensation and benefits consist of salaries, discretionary and non-discretionary bonuses, commissions, employee benefits and payroll taxes. Compensation is generally accrued over the related service period. Accrued compensation represents compensation due to employees.

Distribution Costs

Distribution costs consist of upfront selling commissions and trail commissions to the participating broker-dealers who solicit the capital commitments giving rise to the dealer manager fee revenue. Distribution costs are recognized on an accrual basis.

Income Taxes

The Company is a disregarded entity for tax purposes and is included in the consolidated federal income tax return filed by Blue Owl Capital Holdings LP, the indirect parent of Owl Rock Capital Group. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements from another party in the future. As a result, no provision for federal, state, or local income tax is included in the accompanying financial statements.

New Accounting Pronouncements

The Company considers the applicability and impact of all accounting standard updates ("ASU") issued. ASUs were assessed and either determined to be not applicable or expected to have minimal impact on its financial statements.

3.   RELATED PARTY TRANSACTIONS

Due to Related Parties

The Company considers Blue Owl Products and its Investment Advisors to be related parties. As of December 31, 2022, the due to related parties balance consisted of amounts payable resulting from the following agreements:

Expense Sharing Agreement

The Company is a party to an expense sharing agreement with Owl Rock Capital Group and certain of its affiliates ("Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses its affiliate for certain services provided to the Company. Such reimbursements are determined based on an allocation of compensation related to employees of the Company's affiliates for time dedicated by such affiliates' employees to the Company. Certain eligible employees have deferred compensation arrangements which are borne solely by the Company's affiliates without recourse to or reimbursement from the Company. The Expense Sharing Agreement also includes certain overhead operating expenses for services used by the Company, which are allocated based on the methodology consistent with the Desk Space User Agreement (as defined below).

Desk Space User Agreement

The Company is a party to a desk space sharing agreement with an affiliate ("Desk Space User Agreement"). Such affiliate pays for office space used by the Company. In accordance with the Desk Space User Agreement, the affiliate allocates a portion of such office space and other operating expenses to the Company based on the estimated amount of office space used by the Company.

For the year ended December 31, 2022, expenses of $5.6 million allocated to the Company under the aforementioned agreements are included in the statement of operations.

Dealer Manager Agreements

The Company has entered into certain dealer manager agreements with the Investment Advisors and Blue Owl Products. Under the terms of such agreements, the Company provides the following services with respect to Blue Owl Products: solicitation of subscriptions for capital commitments; dealer manager services to distribute shares of common stock of certain of Blue Owl Products; and other related services (collectively, "Dealer Manager Services"). Pursuant to such dealer manager agreements, the Company earns commissions that can be earned upfront or over a period of more than one year. The Company earned commissions of $29.9 million and $11.8 million paid by Blue Owl Products and Investment Advisors, respectively. Such amounts are included in dealer manager fee revenue within the statement of operations.

The Company engages third party dealers ("Participating Dealers") to assist it in performing Dealer Manager Services. The Company reallows a portion of its commissions to Participating Dealers as a compensation for their services. Such commission expense is included in distribution costs within the statement of operations and accrued trail commissions in the statement of financial condition.

Broker Dealer Services Agreement

The Company is a party to a services agreement ("Broker Dealer Services Agreement") with Owl Rock Capital Group and certain of its affiliates. In accordance with the Broker Dealer Services Agreement, the Company provides distribution and related services with respect to Blue Owl Products on behalf of Investment Advisors. The substance of the Broker Dealer Services Agreement is to provide additional compensation for distribution services provided to Investment Advisors. The Company charges a fee to the Investment Advisors for providing these services. The fee consists of all costs of the Company net of the Company's dealer manager fee revenue. For the year ended December 31, 2022, the Company earned $66.5 million of income related to this agreement, which is reflected in service fee revenue within the statement of operations.

4.   COMMITMENTS AND CONTINGENCIES

Indemnification Arrangements

Consistent with standard business practices in the normal course of business, the Company enters into contracts that contain indemnities for affiliates of the Company, persons acting on behalf of the Company or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the Company's maximum exposure under these arrangements cannot be determined and has not been recorded in the statement of financial condition. As of December 31, 2022, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Litigation

From time to time, the Company may be named as a defendant in legal actions in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

5.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital in excess of the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $3,568,828, which amount exceeds the required net capital minimum of $1,582,646 by $1,986,182.

6.   SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred from January 1, 2023, through February 24, 2023, the date these financial statements were available to be issued. The Company did not identify any subsequent events that require recognition or disclosure in the financial statements.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2022

Total Member's Equity	$	**4,822,516**
Deductions — non allowable assets:		
Other assets		1,253,688
Total deductions		1,253,688
Net Capital		3,568,828
Computation of basic net capital requirement:		
Minimum net capital required (calculated as the greater of $5,000 and 6.67% of aggregate indebtedness		1,582,646
Excess Net Capital	$	**1,986,182**

There are no material differences between the amounts presented in this computation of net capital and the corresponding amounts prepared by the Company as of the same date for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS filing filed on January 25, 2023.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Schedule II - Computation of Determination of Reserve Requirements for Brokers and Dealers Under SEC Rule 15c3-3
December 31, 2022

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)
Exemption Report Required by SEC Rule 17a-5
For the Year Ended December 31, 2022

Blue Owl Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Underwriting or selling group participant — wholesaler/distributor of BDCs, sponsored by affiliated or unaffiliated registered investment advisers; (2) Private placements of securities (excluding EB-5, and oil and natural gas interest); and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year

Blue Owl Securities LLC

I, Derek O'Leary, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: Chief Executive Officer

February 24, 2023

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the CEO
Blue Owl Securities LLC:

We have reviewed management's statements, included in the accompanying Blue Owl Securities LLC Exemption Report Required by SEC Rule 17a-5 (the Exemption Report), in which (1) Blue Owl Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Underwriting or selling group participant – wholesaler/distributor of BDCs, sponsored by affiliated or unaffiliated registered investment advisers; and (2) Private placements of securities (excluding EB-5, and oil and natural gas interest), and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
February 24, 2023